Filed Pursuant to Rule 433

Registration No. 333-228894

Zone Income™ | Current Payout Rates A guaranteed income stream with growth potential. The Zone Income protected payment provides lifetime withdrawals. Each year, your benefit base may be adjusted based on your contract value. If your contract value has gone up, your benefit base could rise, too. But your benefit base will never decrease1, even if your contract value declines. Plus, your withdrawal rate — which determines your income — receives a deferral bonus of 0.3% each year you wait to take income, up to a maximum of 10 years. The tables below show a range of hypothetical initial maximum withdrawal amounts, based on the following assumptions: • You wait to begin lifetime withdrawals for between one and 10 years after the contract is purchased, and you do not take any withdrawals before you begin receiving the withdrawal benefit. • Your current age at time of contract purchase corresponds with the ranges shown to the left. Issue Age 55 Years Deferred 1 2 3 4 5 6 7 8 9 10 Purchase Payment Withdrawal % Hypothetical $100,000 Net Return2 4.30% 4.60% 4.90% 5.20% 5.50% 5.80% 6.10% 6.40% 6.70% 7.00% Issue Age 0% $4,300 $4,600 $4,900 $5,200 $5,500 $5,800 $6,100 $6,400 $6,700 $7,000 55 5% $4,515 $5,071 $5,672 $6,320 $7,019 $7,772 $8,583 $9,455 $10,393 $11,402 Base Withdrawal % 10% $4,730 $5,566 $6,521 $7,613 $8,857 $10,275 $11,887 $13,718 $15,798 $18,156 4.00% 15% $4,945 $6,083 $7,452 $9,094 $11,062 $13,415 $16,226 $19,577 $23,569 $28,318 Issue Age 60 Years Deferred 1 2 3 4 5 6 7 8 9 10 Purchase Payment Hypothetical Withdrawal % $100,000 Net Return2 5.30% 5.60% 5.90% 6.20% 6.50% 6.80% 7.10% 7.40% 7.70% 8.00% Issue Age 0% $5,300 $5,600 $5,900 $6,200 $6,500 $6,800 $7,100 $7,400 $7,700 $8,000 60 5% $5,565 $6,174 $6,829 $7,536 $8,295 $9,112 $9,990 $10,933 $11,945 $13,031 Base Withdrawal % 10% $5,830 $6,776 $7,852 $9,077 $10,468 $12,046 $13,835 $15,862 $18,156 $20,749 5.00% 15% $6,095 $7,406 $8,973 $10,843 $13,073 $15,728 $18,886 $22,636 $27,087 $32,364 Issue Age 65 Years Deferred 1 2 3 4 5 6 7 8 9 10 Purchase Payment Hypothetical Withdrawal % $100,000 Net Return2 5.80% 6.10% 6.40% 6.70% 7.00% 7.30% 7.60% 7.90% 8.20% 8.50% Issue Age 0% $5,800 $6,100 $6,400 $6,700 $7,000 $7,300 $7,600 $7,900 $8,200 $8,500 65 5% $6,090 $6,725 $7,408 $8,143 $8,933 $9,782 $10,693 $11,671 $12,720 $13,845 Base Withdrawal % 10% $6,380 $7,381 $8,518 $9,809 $11,273 $12,932 $14,810 $16,934 $19,335 $22,046 5.50% 15% $6,670 $8,067 $9,733 $11,718 $14,079 $16,885 $20,216 $24,166 $28,846 $34,387 CUNA Mutual Group Zone Income™ Annuities are issued by Rates effective February 9, 2021 and are subject to change. Please MEMBERS LIFE INSURANCE COMPANY, contact your financial professional for the most current rates and terms. a stock life insurance company

Zone Income™ | Current Payout Rates

CUNA MUTUAL GROUP

Issue Age 75		Years Deferred									
		1	2	3	4	5	6	7	8	9	10
	Hypothetical Net Return[2]	Withdrawal %									
Purchase Payment $100,000		6.30%	6.60%	6.90%	7.20%	7.50%	7.80%	8.10%	8.40%	8.70%	9.00%
Issue Age 75	0%	$6,300	$6,600	$6,900	$7,200	$7,500	$7,800	$8,100	$8,400	$8,700	$9,000
	5%	$6,615	$7,276	$7,987	$8,751	$9,572	$10,452	$11,397	$12,410	$13,496	$14,660
Base Withdrawal % 6.00%	10%	$6,930	$7,986	$9,183	$10,541	$12,078	$13,818	$15,784	$18,006	$20,514	$23,343
	15%	$7,245	$8,728	$10,494	$12,592	$15,085	$18,041	$21,546	$25,695	$30,605	$36,410

Hypothetical results are for illustrative purposes only. Assumes no excess withdrawals or withdrawals prior to beginning lifetime withdrawals. The charts are not intended to project or predict the future performance of any specific investment.

[1] An excess withdrawal impacts your income benefit base and income payment amount. Please see Zone Income prospectus for further information about excess withdrawals and how they impact your benefits.

[2] Hypothetical Net Return assumes same net return each year, includes deduction of all contract and GLWB fees, and may be subject to cap depending on investment allocations and current cap rates.

Important Disclosures

Annuities are long-term insurance products designed for retirement purposes. Many registered annuities offer four main features: (1) a selection of investment options, (2) tax-deferred earnings accumulation, (3) guaranteed lifetime payout options, and (4) death benefit options. Before investing, consider the annuity's investment objectives, risks, charges and expenses. The prospectus contains this and other information. Please read it carefully. To obtain a prospectus, contact your advisor, log on to cmannuities.com, or call 888.888.3940.

This material is informational only and is not investment advice. If you need advice regarding your financial goals and investment needs, contact a financial advisor.

All guarantees are backed by the claims-paying ability of MEMBERS Life Insurance Company (MEMBERS Life) and do not extend to the performance of the underlying accounts which can fluctuate with changes in market conditions.

Annuity contract values, death benefits and other values fluctuate based on the performance of the investment options and may be worth more or less than your total purchase payment when surrendered. Withdrawals may be subject to surrender charges, and may also be subject to a market value adjustment (MVA). The MVA can have a positive or negative impact on contract values, depending on how interest rates have changed since the contract was issued. Surrender charges range from 0% to 9% during the initial index period.

You may not invest directly in an index. Rate caps vary by index and by risk control account and can be adjusted annually on risk control account anniversary, subject to a minimum rate cap of 1% and a bailout provision. A bailout rate is set for each risk control account. If the rate cap for a given year is declared below that rate, you may withdraw value from that risk control account without surrender charge or MVA. You'll have 30 days after your risk control account anniversary to make this withdrawal.

Withdrawals of taxable amounts are subject to ordinary income tax, and if taken before age 59½ may be subject to a 10% federal tax penalty. If you are considering purchasing an annuity as an IRA or other tax-qualified plan, you should consider benefits other than tax deferral since those plans already provide tax-deferred status. MEMBERS Life does not provide tax or legal advice. Contact a licensed professional.

CUNA Mutual Group is the marketing name for CUNA Mutual Holding Company, a mutual insurance holding company, its subsidiaries and affiliates. Annuities are issued by CMFG Life and MEMBERS Life and distributed by their affiliate, CUNA Brokerage Services, Inc., member FINRA/SIPC, a registered broker/dealer and investment advisor, 2000 Heritage Way, Waverly, IA 50677. CMFG Life and MEMBERS Life are stock insurance companies. MEMBERS® is a registered trademark of CMFG Life. **Investment and insurance products are not federally insured, may involve investment risk, may lose value and are not obligations of or guaranteed by any depository or lending institution.** All contracts and forms may vary by state and may not be available in all states or through all broker/dealers. Base policy forms 2018-RILA, 2018-RILA-GLWBRDR and 2018-RILA-DRAEND.

CUNA Mutual Group Zone Income™ Annuities are issued by
MEMBERS LIFE INSURANCE COMPANY,
a stock life insurance company

Not a deposit • Not guaranteed by any bank or credit union • May lose value
Not FDIC/NCUA insured • Not insured by any federal government agency

ZIA-2771314

© 2021 CUNA Mutual Group

3-1219-0122